UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934



COMMAND CENTER, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
200497105
(CUSIP Number)
Ronald L. Junck
3901 N. Schreiber Way
Coeur d'Alene, Idaho  83815
(208) 771-7450
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2010
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


1)
Names of Reporting Person.
Barbara Rydesky

2)
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)		  ?
(b)		  ?

3)
SEC Use Only

4)
Source of Funds (See Instructions)  PF

5)
Check if Disclosure of Legal Proceedings Is Required Pursuant
to Items 2(d) or 2(e) 	  ?

6.
Citizenship or Place of Organization  United States of America



Number of Shares Beneficially Owned by Each Reporting Person

7.	Sole Voting Power    0


8.	Shared Voting Power  3,430,000


9.	Sole Dispositive Power  0


10.	Shared Dispositive Power   3,430,000

11.
Aggregate Amount Beneficially Owned by Each Reporting Person    3,430,000

12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)  ?

13.
Percent of Class Represented by Amount in Row (11)   6.10%

14.
Type of Reporting Person (See Instructions) IN



Item 1. Security and Issuer

       The title of the class of equity securities to which this statement relates is Common Stock, par value $0.001 per share ("Common Stock"), of Command Center, Inc., a Washington corporation (the "Company"). The address of the Company's principal executive offices is 3901 N. Schreiber Way, Coeur d'Alene, Idaho 83815.

Item 2. Identity and Background

	(a)	This statement is being filed by Barbara Rydesky, a resident
		of Michigan (the "Reporting Person").

	(b)	The residential address of the Reporting Person is
		3238 Pine Lake Road, Orchard Lake, Michigan 48324.

	(c)	The Reporting Person is retired.

	(d)	The Reporting Person has not, during the last five years,
		been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	The Reporting Person has not, during the last five years,
		been party to a civil proceeding of a judicial or administrative body
		of competent jurisdiction and as a result of such proceeding was
		or is subject to a judgment, decree or final order enjoining future
		violations of, or prohibiting or mandating activities subject to,
		federal or state securities laws or finding any violation with respect
		to such laws.

	(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

	(a)	Source of funds: On July 18, 2008, 1,215,000 shares of Common Stock
		were purchased through an investment account held by the Reporting
		Person, as joint tenant. On December 31, 2010, 2,215,000 shares of
		the Common Stock were purchased through an investment account held by
		the Reporting Person, as joint tenant.

	(b)	Amount of funds:   On July 18, 2008, open market purchases were made
		for an aggregate of $293,950.53.  On December 31, 2010, open market
		purchases were made for an aggregate of $491,177.41.

Item 4. Purpose of Transaction

       Investment.

Item 5. Interest in Securities of the Issuer

	(a)	The Reporting Person beneficially owns 3,430,000 shares of Common Stock,
		constituting approximately 6.10% of the shares of Common Stock, based on
		56,184,368 shares of Common Stock issued and outstanding as of March 16,
		2011, as reported on the Company's Annual Report on Form 10-K for the
		year ended December 31, 2010.

	(b)	The Reporting Person has shared voting and dispositive power with respect
		to the 3,430,000 shares of Common Stock.

	(c)	There have been no transactions in the Company's Common Stock in the last
		sixty days by the Reporting Person.

	(d)	No person other than the Reporting Person is known to have the right to
		receive, or the power to direct the receipt of dividends from, or proceeds
		from the sale of, the shares of Common Stock beneficially owned by the
		Reporting Person.

	(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

	The Reporting Person does not have any contracts, arrangements, understandings
	or relationships (legal or otherwise) between any person with respect to any
	securities of the Company.

Item 7. Material to Be Filed as Exhibits

	None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							     /s/ Barbara Rydesky
							Barbara Rydesky

Dated:  February 11, 2015